SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Preview of income statement for third quarter, 2007

Preview of income statement for third quarter 2007

In a scenario of high international oil prices,

net income in third quarter 2007 reaches Eu742 million

Unaudited figures (IFRS)

3Q 2006	2Q 2007	3Q 2007	% Variation 3Q07/3Q06	THIRD QUARTER 2007 RESULTS	Jan-Sep 2006	Jan-Sep 2007	% Variation 07/06
REPORTED EARNINGS (Million euro)
1,772	1,440	1,420	-19.9	INCOME FROM OPERATIONS	5,066	4,267	-15.8
869	818	742	-14.6	NET INCOME	2,651	2,448	-7.7
PROFORMA INDICATORS (Million euro)
1,616	1,416	1,299	-19.6	ADJUSTED OPERATING INCOME	4,802	4,124	-14.1
844	799	670	-20.6	ADJUSTED NET INCOME	2,545	2,307	-9.4
EARNINGS PER SHARE
0.71	0.67	0.61	-14.6	Euros per share	2.17	2.01	-7.7
0.90	0.91	0.86	-4.4	Dollars per share	2.75	2.84	3.3

THIRD QUARTER 2007 HIGHLIGHTS

•

Adjusted Income from operations in the Exploration & Production area was up 28.1% against second quarter 2007 thanks to higher international crude oil prices and despite a weaker trend in gas prices in Argentina.

•

Production in third quarter, excluding the effect of contractual changes in Bolivia and Dubai, fell 3.2% (remaining at the same level over the first nine months). Increased production in Brazil, Trinidad & Tobago and Libya partially offset decline in certain fields in Argentina.

•

The sustained strength of the euro against the dollar had an adverse impact of Eu78 million on income from operations versus third quarter 2006. This effect, in the first three quarters of 2007 was Eu276 million.

•	Despite the drop in refining margins, at Eu389 million, adjusted income from operations was up year-on-year.

•	Income from operations in the quarter was Eu1,420 million, boosted by capital gains realised on the sale of land at Paseo de la Castellana in Madrid.

•	Financial income increased by approximately Eu90 million thanks to foreign exchange gains from the depreciation of the dollar vs. the euro and the Brazilian real.

•

On 31 October, the Repsol YPF Board of Directors approved a Eu0.50 per share gross interim dividend for 2007, payable in January 2008. This dividend is 40% higher than the Eu0.36 per share interim dividend paid in the previous year and in keeping with the company’s 2005-2009 Strategic Plan that contemplates a payout in the range of 40-50%.

1. BREAKDOWN OF RESULTS BY BUSINESS AREA

1.1.EXPLORATION & PRODUCTION

Unaudited figures (IFRS)

3Q 2006	2Q 2007	3Q 2007	% Variation 3Q07/3Q06		Jan-Sep 2006	Jan-Sep 2007	% Variation 07/06
962	657	791	-17.8	INCOME FROM OPERATIONS (Million euro)	2,890	2,073	-28.3
1,126	657	842	-25.2	ADJUSTED INCOME FROM OPERATIONS (Million euro)	3,053	2,124	-30.4
529.0	489.1	462.1	-12.6	OIL AND LIQUIDS PRODUCTION (Thousand boepd)	528.3	487.4	-7.7
3,522	3,236	3,164	-10.2	GAS PRODUCTION (Million scf/d)	3,421	3,206	-6.3
1,156.1	1,065.5	1,025.7	-11.3	TOTAL PRODUCTION (Thousand boepd)	1,137.5	1,058.3	-7.0
2,260	434	702	-68.9	INVESTMENTS (Million euro)	3,386	2,184	-35.5
88	123	79	-10.2	EXPLORATION EXPENSE (Million euro)	209	296	41.6

3Q 2006	2Q 2007	3Q 2007	% Variation 3Q07/3Q06	INTERNATIONAL PRICES ($/bbl)	Jan-Sep 2006	Jan-Sep 2007	% Variation 07/06
69.60	68.76	74.75	7.4	Brent	66.99	67.12	0.2
70.54	65.02	75.15	6.5	WTI	68.26	66.19	-3.0

3Q 2006	2Q 2007	3Q 2007	% Variation 3Q07/3Q06	REALISATION PRICES	Jan-Sep 2006	Jan-Sep 2007	% Variation 07/06
50.57	45.76	54.38	7.5	LIQUIDS ($/bbl)	47.65	46.83	-1.7
2.12	2.01	1.69	-20.3	GAS ($/Kscf)	2.06	2.10	1.9
1.51	1.49	1.34	-11.3	GAS in Argentina ($/Kscf)	1.54	1.56	1.5

1,000 M scf/d = 28.32 M m3/d = 0.178 Mboepd

Adjusted income from operations in third quarter 2007 was Eu842 million against Eu1,126 million a year earlier, mainly affected by the following factors:

•

Variations in prices and volumes and contractual changes diminished adjusted income in the third quarter by Eu61 million in comparison with third quarter 2006. In addition, the cancellation of activities in Dubai reduced income from operations by Eu55 million, although this does not affect net income.

•	The 7.9% depreciation of the dollar against the euro in this quarter (1.272 in third quarter 2006 and 1.374 in this quarter) had an adverse impact of Eu58 million

•	Lifting costs were Eu59 million higher because of cost increases throughout the industry. In addition, technical amortizations were up Eu22 year-on-year because of greater investments.

If we exclude the extraordinary effects from contractual variations in Dubai (20.3 Kboe/d) and Bolivia (78.4 Kboe/d), production this quarter was 3.2% lower year on year. In Argentina production was down 7%, though part of this fall was due to the problems with the Magallanes pipeline. If we exclude this extraordinary item, Argentine production would have decreased by 6%, while in the Rest of the World, production was 7% higher because of increases in Brazil (9.6 Kboe/d), Libya (4.2 Kboe/d) and T&T (7.5 Kboe/d).

Lastly, gas prices were lower mainly because of increased sales to the residential segment in Argentina due to extreme weather in the Austral winter.

January to September 2007 results

Adjusted income from operations in the first nine months of 2007 was Eu2,124 million versus Eu3,053 million a year earlier, falling mainly because of the following factors:

•

Lower oil prices and the decline of certain fields in Argentina, combined with contractual variations, were mainly responsible for reducing adjusted income by Eu239 million, excluding Dubai where the cancellation of the operations contract diminished results by Eu123 million, although this does not affect net income.

•	The depreciation of the dollar against the euro had an adverse impact of Eu167 million.

•	Lifting costs were up by Eu189 million while technical amortizations were Eu85 million higher on the back of the greater investments.

•	Exploration activities were significantly more intensive in the first nine months of 2007 than in the same period last year, resulting in an increase of Eu109 million in exploration expenses.

Production levels in the first nine months, after deducting contractual variations in Dubai (14.9 Kboe/d), Venezuela (18.4 Kboe/d), and Bolivia (40.9 Kboe/d), were similar year-on-year, falling only 0.5%. The main production cutback results from Argentina (4%) though part of this fall was due to the problems with the Magallanes pipeline. If we exclude this extraordinary item, Argentine production would have decreased by 2.4%, while in the Rest of the World, production was 9% higher because of increases in Brazil (13.1 Kboe/d), T&T (6.4 Kboe/d) and Libya (2.9 Kboe/d).

Investments in Exploration & Production in third quarter 2007 amounted to Eu702 million. Investments in development, 56% of the total in the quarter, were spent mostly in Argentina, the U.S., Trinidad & Tobago, and Algeria.

At Eu2,184 million, investments in the first nine months were mainly spent in the acquisition of a 28% stake in Genghis Khan in the Gulf of Mexico (U.S.) and greater expenditures in development as well as in the Canaport regassification plant and the Peru LNG project.

1.2. REFINING AND MARKETING

Unaudited figures (IFRS)

3Q 2006	2Q 2007	3Q 2007	% Variation 3Q07/3Q06		Jan-Sep 2006	Jan-Sep 2007	% Variation 07/06
362	668	364	0.6	INCOME FROM OPERATIONS (Million euro)	1,611	1,669	3.6
350	668	389	11.1	ADJUSTED INCOME FROM OPERATIONS (Million euro)	1,531	1,690	10.4
14,576	15,701	15,902	9.1	OIL PRODUCT SALES (Thousand tons)	43,781	46,105	5.3
805	902	831	3.2	LPG SALES (Thousand tons)	2,770	2,792	0.8
187	171	202	8.0	INVESTMENTS (Million euro)	492	588	19.5

3Q 2006	2Q 2007	3Q 2007	% Variation 3Q07/3Q06	REFINING MARGIN INDICATORS ($/bbl)	Jan-Sep 2006	Jan-Sep 2007	% Variation 07/06
5.87	7.76	5.26	-10.4	Spain	5.93	6.52	9.9
8.61	13.91	8.76	1.7	ABB	8.96	10.93	22.0
6.35	9.38	5.89	-7.2	Repsol YPF	6.58	7.52	14.3

Adjusted income from operations in third quarter 2007 was Eu389 million, 11.1% higher year-on-year. Gasoline price spreads in this quarter were considerably narrower, reducing the refining margin indicator by $3.5/bbl in comparison with second quarter 2007 and lower than in third quarter 2006. The key factors behind the year-on-year earnings variations are as follows:

•	A $0.5/bbl drop in the refining margin, partially compensated by increased distillation levels (4.2%), diminished income from operations by approximately Eu60 million.

•	The depreciation of the dollar against the euro reduced results by Eu20 million.

•	Differentials in the cost of sales at replacement costs (CCS) and the MIFO system generated a positive effect year-on-year of Eu66 million.

•	The positive margin-volume mix in marketing activities boosted income by Eu21 million.

•	Other year-on-year operating income variations are attributable to other activities, accruals, and other factors with a lesser impact.

In Spain, sales to our own network were similar to third quarter 2006 while the product margins remained high. In ABB, light product sales to our own marketing network (+12.1%) as well as margins were higher.

January to September 2007 results

Adjusted income from operations in the first nine months of 2007 was Eu1,690 million. The year-on-year improvement is mainly attributable to the following factors:

•	The $0.9/bbl increase in refining margins coupled with higher distillation levels (3.3%) boosted income by approximately Eu200 million.

•	The depreciation of the dollar against the euro reduced income by Eu109.

•	The differentials in cost of sales at replacement costs (CCS) and the MIFO system generated a year-on-year negative impact of Eu89 million.

•	The positive trend in the margin-volume mix of marketing and LPG activities improved income by Eu164 million.

Investments in the Refining & Marketing area in third quarter and in the first nine months of this year totalled Eu202 million and Eu588 million, respectively and were mainly spent in current refining projects, upgrading operations and installations, safety and the environment, product quality, and conversion.

1.3. CHEMICALS

Unaudited figures (IFRS)

3Q 2006	2Q 2007	3Q 2007	% Variation 3Q07/3Q06		Jan-Sep 2006	Jan-Sep 2007	% Variation 07/06
85	82	44	-48.2	INCOME FROM OPERATIONS (Million euro)	208	214	2.9
84	82	44	-47.6	ADJUSTED INCOME FROM OPERATIONS (Million euro)	210	214	1.9
1,295	1,206	1,133	-12.5	CHEMICAL PRODUCT SALES (Thousand tons)	3,629	3,486	-4.0
58	37	44	-24.1	INVESTMENTS (Million euro)	128	121	-5.5
3Q 2006	2Q 2007	3Q 2007	% Variation 3Q07/3Q06	INTERNATIONAL MARGIN INDICATORS	Jan-Sep 2006	Jan-Sep 2007	% Variation 07/06
547	485	524	-4.2	Cracker (Euro per ton)	478	522	9.2
357	360	364	2.0	Derivatives Europe (Euro per ton)	350	355	1.4
248	263	254	2.4	Derivatives Latin America (US$ per ton)	241	289	19.9

These indicators represent feedstock margins based on international petrochemical product prices for reference markets, incorporating the main products in the Repsol YPF chemical product mix, and weighted according to the nominal capacity of production plants.

Adjusted income from operations in the Chemical business in third quarter 2007 totalled Eu44 million versus Eu84 million in the same quarter a year earlier.

Natural Gas supply restrictions in Argentina in July and August, which had a strong impact on urea and methanol production, were responsible for the significant drop in income from this activity.

January to September 2007 results

Adjusted income from operations in the first nine months of 2007 was Eu214 million, 1.9% up year-on-year.

Year-on-year variations are mainly due to enhanced margins on chemical activities in Europe and, on the downside, weaker activity in Argentina because of restrictions in natural gas supplies.

Third quarter 2007 investments in Chemicals were Eu44million.

Investments in the first nine months of 2007 totalled Eu121 million. The main expenditures in this period include the construction of a benzene plant with a 190kt/year capacity due to come on stream in fourth quarter, and a 33% increase in the capacity of the PO/SM plant, both in Tarragona.

1.4. GAS & POWER

Unaudited figures (IFRS)

3Q 2006	2Q 2007	3Q 2007	% Variation 3Q07/3Q06		Jan-Sep 2006	Jan-Sep 2007	% Variation 07/06
115	119	123	7.0	INCOME FROM OPERATIONS (Million euro)	361	391	8.3
101	95	123	21.8	ADJUSTED INCOME FROM OPERATIONS (Million euro)	292	367	25.7
71	74	99	39.4	INVESTMENTS (Million euro)	236	221	-6.4

Adjusted income from operations in third quarter 2007 rose 21.8% year-on-year to Eu123 million versus Eu101 million posted a year ago, reflecting the sale of Enagas shares in third quarter 2006.

As in previous quarters, the rise in income from continuing operations reflected the positive earnings performance of Gas Natural SDG. Distribution activities in Spain and in Latin American, especially gas marketing in Spain were particularly strong. In contrast to the two previous quarters, income in the electricity business rebounded in this quarter.

Results from gas distribution activities in Spain increased in line with the rise in the recognised remuneration for Gas Natural SDG for 2007.

In Latin America, results were higher mostly because of the positive performance of distribution activities in Colombia and Brazil. Earnings growth was particularly noteworthy in a context of devaluation of both the dollar and local currencies against the euro.

Natural gas marketing in Spain continued to show ongoing improvement thanks to the company’s strategy of optimising the portfolio of gas contracts in the liberalised market and a pricing policy aligned to current market conditions.

January to September 2007 results

Adjusted Income from operations in the first nine months was 25.7% higher year-on-year, reaching Eu367 million versus Eu292 million in the same period a year earlier, boosted mainly by remarkable earnings growth in gas marketing activities in Spain.

Investments in Gas & Power in third quarter 2007 totalled Eu99 million. In the first nine months, these totalled Eu221 million, slightly lower than in the same period in 2006. These expenditures were mainly earmarked for the gas distribution business in Spain and power generation projects.

1.5. CORPORATE AND OTHERS

This caption reflects income not attributable to operating areas. Eu98 million income was booked in third quarter 2007, lower than in third quarter 2006 which include the cancellation of the price hedging contracts of Empresa Petrolera Andina, S.A. This quarter includes, among other items, Eu211 million capital gains realised on the sale land at the Paseo de la Castellana building in Madrid.

2. FINANCIAL INCOME/CHARGES, DEBT, AND INVESTMENTS

Unaudited figures (IFRS)

BREAKDOWN OF NET DEBT (Million euro)	2Q07	3Q07	% Variation 3Q07/2Q07	Jan-Sep 2007
NET DEBT AT THE START OF THE PERIOD	4,426	4,500	1.7	4,396
EBITDA	-2,238	-2,107	-5.9	-6,381
VARIATION IN TRADE WORKING CAPITAL	663	-180	-127.1	499
INVESTMENTS (1)	961	1,149	19.6	3,359
DIVESTMENTS	-92	-599	551.1	-730
DIVIDENDS (including affiliates)	32	437	1,265.6	921
TRANSLATION DIFFERENCES (2)	-56	-216	285.7	-326
TAXES PAID	688	631	-8.3	1,674
OTHER MOVEMENTS	116	321	176.7	524
NET DEBT AT THE CLOSE OF THE PERIOD	4,500	3,936	-12.5	3,936
NET DEBT + PREFERRED SHARES AT THE CLOSE OF THE PERIOD	7,984	7,409	-7.2	7,409
Debt ratio (%)
TOTAL CAPITAL EMPLOYED (Million euro)	27,113	26,738	-1.4	26,738
NET DEBT/ TOTAL CAPITAL EMPLOYED (%)	16.6	14.7	-11.4	14.7
NET DEBT+PREFERRED SHARES/TOTAL CAPITAL EMPLOYED (%)	29.5	27.7	-6.1	27.7

(1)	There were additional financial investments totalling Eu287 million bringing total investment to Eu3,646 million (see investment table)

(2)	At 30 September 2007, Eu1 = $1.418

The company’s net debt at the end of third quarter 2007 stood at Eu3,936 million, Eu460 million less than in December 2006.

The volume of EBITDA was sufficient to cover investments in this period, payment of the 2006 dividend, and tax payments. In addition, the depreciation of the dollar against the euro reduced the nominal amount of debt, most of which is denominated in this currency, by Eu326 million.

At 30 September 2007, the Net Debt/Capital Employed ratio was 14.7%. Taking preferred shares into account, this ratio is 27.7%.

The financial results caption in the first three quarters of 2007 reflects an expense of Eu117 million versus Eu387 million in the same period a year ago. This reduction is mainly attributable to:

•	Eu57 million less in interest expenses thanks to the Eu630 million reduction in average debt and higher returns on financial investments.

•	Eu53 million higher income mainly because of greater capitalisation of interests in upstream assets.

•	An increase of Eu69 million in the “Derivatives and Provisions” caption mainly reflecting the positive impact of marked-to-market financial derivatives resulting from higher euro interest rates.

•	Eu58 million in foreign exchange gains due to the appreciation of the Brazilian real and the euro against the dollar.

•	An increase of Eu45 million in the “Other Financial Income” caption mainly the result of the reversal of interests relating to reversed tax provisions.

Unaudited figures (IFRS)

3Q 2006	2Q 2007	3Q 2007	% Variation 3Q07/3Q06	FINANCIAL EXPENSES (Million euro)	Jan-Sep 2006	Jan-Sep 2007	% Variation 07/06
104	75	72	-30.8	NET INTEREST EXPENSE	287	230	-19.9
47	47	49	4.3	DIVIDENDS PAID ON PREFERRED SHARES	140	142	1.4
-22	-31	-13	-40.9	CAPITALISED INTEREST	-31	-84	171.0
26	-19	45	73.1	DERIVATIVES AND PROVISIONS	99	40	-59.6
-12	-55	-95	691.7	TRANSLATION DIFFERENCES	-157	-215	36.9
12	38	14	16.7	OTHER FINANCIAL INCOME (EXPENSES)	49	4	-91.8
161	55	72	-55.3	TOTAL	387	117	-69.8

3. OTHER CAPTIONS ON THE PROFIT AND LOSS ACCOUNT

3.1. TAXES

The effective corporate tax rate for third quarter 2007 was 43% (Eu580 million accrued taxes).

This tax rate is higher than the rate applied in the first six months of this year (38%), affected by the reversal of tax provisions mentioned in previous notes on quarterly earnings. The effective tax rate in the first nine months was 39.6% (Eu1,645 million accrued taxes).

The full-year 2007 tax estimate remains unchanged at 40%.

3.2. EQUITY ON EARNINGS OF UNCONSOLIDATED AFFILIATES

Unaudited figures (IFRS)

3Q 2006	2Q 2007	3Q 2007	% Variation 3Q07/3Q06	BREAKDOWN OF UNCONSOLIDATED AFFILIATES (Million euro)	Jan-Sep 2006	Jan-Sep 2007	% Variation 07/06
18	11	8	-55.6	E&P	44	34	-22.7
11	11	11	—	R&M	26	37	43.3
—	1	1	—	CHEMICALS	2	2	—
—	2	1	—	G&P	1	3	200
29	25	21	-27.6	TOTAL	73	76	4.1

Income from equity-accounted companies in third quarter 2007 totalled Eu21 million in comparison to Eu29 million in the same quarter 2006, mainly because of weaker OCP (Ecuador) and Central Dock Sud (Argentina) earnings performance.

3.3. MINORITY INTERESTS

Minority interests in third quarter 2007 were Eu47 million versus Eu170 million in third quarter 2006. Eu158 million were booked in 2006 as income attributable to minority interests due to the cancellation of the price hedging contract executed by Empresa Petrolera Andina, S.A. and Petrobras, S.A. in 2002 and other obligations with Empresa Petrolera Andina, S.A. Discounting this impact, earnings growth in 2007 vs. 2006 is mainly the result of enhanced performance in La Pampilla and Empresa Petrolera Andina, S.A.

4. HIGHLIGHTS

We would like to highlight the following events that have arisen since our last quarterly report:

In Exploration & Production: On 10 September, Repsol YPF announced the discovery of a new oil field in deep waters in the Santos Basin (Brazil). The new field, named Carioca, is in Block BM-S-9, operated by Petrobras, with a 45% stake, and with Repsol YPF Brazil and British Gas each holding a 25% and 30% stake, respectively. The discovery well, 1-BRSA-491-SPS (1-SPS-50), registered a production test of 2,900 barrels of crude and 57,000 cubic meters of gas per day. In the Santos Basin, Repsol YPF, jointly with Petrobras, is a leader in exploration activities, participating in 19 blocks, and operator in nine of these.

On 19 September, Repsol YPF won a contract in an international tender sponsored by the Comisión Federal de Electricidad Mexicana (CFE) for the supply of liquefied natural gas (LNG) to the natural gas terminal in the port of Manzanillo on Mexico’s Pacific Coast. The Manzanillo plant will supply CFE’s power stations in Mexico’s central-western region. Worth an estimated US $ 15 billion, the contract contemplates the supply of LNG to the Mexican plant over a 15-year period. The total volume of gas supplied in this period will be more than 67 bcm, equivalent to more than double annual consumption in Spain. Gas supplies will come from the Camisea liquefaction plant in southern Peru of which Repsol YPF is the exclusive trader.

On 3 September 2007, Repsol YPF announced Sonatrach’s decision to rescind the contract for the Integrated Gassi Touil Project, awarded to Repsol YPF and Gas Natural SDG in a 2004 international tender. Both companies regret and reject the Algerian decision to take over exclusive control of the project illegitimately and will defend their rights in an international arbitration procedure, which, pursuant to the provisions of the contract, will decide on the validity of such decision and damages for wrongful termination of contract.

In Refining & Marketing, on 31 October Repsol YPF and the Colombian company, Organización Terpel, executed a purchase-sale agreement, valued at US$ 210 million, including debt, for the sale of Repsol YPF’s marketing activities in Chile. This transaction is expected to be concluded by 31 December 2007. The agreement contemplates the sale of Repsol YPF’s network comprising 206 service stations throughout Chile as well as the Industrial Sales business, including the commercial and logistics infrastructure. After this transaction, Repsol YPF will maintain the Aviation, Lubricants and Specialities, and the LPG business units in this country.

In Gas & Power, Gas Natural SDG signed a purchase-sale agreement on 25 October pursuant to which the company acquires from EDF and Mitsubishi five combined cycle plants (total installed capacity 2,233 MW) and a 54 km-long gas pipeline in Mexico. This transaction gives Gas Natural SDG entry in Mexico’s power generation market as the second private operator. These assets are valued at US$ 1,448 million.

In the Corporation, Repsol YPF and Caja Madrid signed an agreement on 30 July by which the financial entity acquired the Paseo de la Castellana building in Madrid for a total sum of Eu815 million.

Repsol YPF’s Chairman and CEO is the President this year of the Corporate Reputation Forum (Spanish acronym FRC), an association of eleven Spanish multinationals operating in more than 100 countries, with 700,000 employees, and 800 million clients. In the second triennial convention of political and business leaders held in Geneva on 5 and 6 July, Mr. Brufau unveiled the Corporate Reputation Forum’s project, “2010, a better world for Joanna”, which aims to promote the United Nation’s Millennium Development Goals (MDG).

On 29 August, Repsol YPF announced the 8 million dollars agreement reached with the plaintiffs in the United States in a Class Action filed in connection with the downward revision of the company’s reserves, announced in January 2006. Preliminary approval of this agreement has been granted by the United States District Court for the Southern District of New York.

On 16 October, Repsol YPF’s Chairman and CEO, Antonio Brufau, was given the AEMEC Transparency Award by the Spanish Association of Minority Shareholders (AEMEC in Spanish) in recognition for Repsol YPF’s efforts in transparency and its relationship with several stakeholder groups, particularly minority shareholders. AEMEC’s decision valued Repsol YPF’s efforts in management transparency as reflected by its corporate website, with over 8 million visits and 100 million page views, one of the IBEX-35 companies with the highest number of visits to its website.

On 31 October, the Repsol YPF Board of Directors approved a Eu0.50 per share gross interim dividend for 2007, payable in January 2008. This dividend is 40% higher than the Eu0.36 per share interim dividend paid in the previous year and in keeping with the company’s 2005-2009 Strategic Plan that contemplates a payout in the range of 40-50%.

Madrid, 8 November 2007

Investor Relations

E-mail: INVERSORES@repsolypf.com

Website: www.repsolypf.com

Pº Castellana 278-280

28046 Madrid (Spain)

Tel. 34 913 48 55 48

Fax. 34 913 48 87 77

A presentation for analysts and institutional investors is scheduled today, 8 November, at 2:00 p.m. (CET) to report on Repsol YPF’s third quarter 2007 results.

The presentation will take place in Madrid and can be followed live in the company’s website (www.repsolypf.com).

A recording of the entire presentation will be available for at least one month at the company’s website www.repsolypf.com for investors and any interested party.

TABLES

3rd QUARTER 2007 RESULTS

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-SEPTEMBER
	3Q06	2Q07	3Q07	2006	2007
EBITDA	2,424	2,238	2,107	7,135	6,381
Income from continuous operations before financial expenses	1,772	1,440	1,420	5,066	4,267
Financial expenses	(161)	(55)	(72)	(387)	(117)
Income of discontinued operations before tax	—	—	—	—	—
Income before income tax and income of associates	1,611	1,385	1,348	4,679	4,150
Income tax	(601)	(543)	(580)	(1,890)	(1,645)
Share in income of companies carried by the equity method	29	25	21	73	76
Income for the period	1,039	867	789	2,862	2,581
ATTRIBUTABLE TO:
Minority interests	170	49	47	211	133

EQUITY HOLDERS OF THE PARENT	869	818	742	2,651	2,448

Earnings per share accrued by parent company (*)
* Euros/share	0.71	0.67	0.61	2.17	2.01
* $/ADR	0.90	0.91	0.86	2.75	2.84

(*)	Repsol YPF, S.A. Company stock consists of 1,220,863,463 shares.

Dollar/euro exchange rate at date of closure of each quarter

1.266 dollars per euro in 3Q06

1.351 dollars per euro in 2Q07

1.418 dollars per euro in 3Q07

BREAKDOWN OF REPSOL YPF RESULTS ADJUSTED TO NON RECURRING ITEMS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	3Q 2006			JANUARY-SEPTEMBER 2006
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,772	(156)	1,616	5,066	(264)	4,802
Exploration & Production	962	164	1,126	2,890	163	3,053
Refining & Marketing	362	(12)	350	1,611	(80)	1,531
Chemicals	85	(1)	84	208	2	210
Natural gas & Power	115	(14)	101	361	(69)	292
Corporate & others	248	(293)	(45)	(4)	(280)	(284)
Financial expenses	(161)	—	(161)	(387)	—	(387)
Income of discontinued operations before tax	—	—	—	—	—	—
Income before income tax and income of associates	1,611	(156)	1,455	4,679	(264)	4,415
Income tax	(601)	19	(582)	(1,890)	46	(1,844)
Share in income of companies carried by the equity method	29	—	29	73	—	73
Income for the period	1,039	(137)	902	2,862	(218)	2,644
ATTRIBUTABLE TO:
Minority interests	170	(112)	58	211	(112)	99

EQUITY HOLDERS OF THE PARENT	869	(25)	844	2,651	(106)	2,545

	2Q 2007			JANUARY-JUNE 2007
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,440	(24)	1,416	2,847	(22)	2,825
Exploration & Production	657	—	657	1,282	—	1,282
Refining & Marketing	668	—	668	1,305	(4)	1,301
Chemicals	82	—	82	170	—	170
Natural gas & Power	119	(24)	95	268	(24)	244
Corporate & others	(86)	—	(86)	(178)	6	(172)
Financial expenses	(55)	—	(55)	(45)	(65)	(110)
Income of discontinued operations before tax	—	—	—	—	—	—
Income before income tax and income of associates	1,385	(24)	1,361	2,802	(87)	2,715
Income tax	(543)	5	(538)	(1,065)	23	(1,042)
Share in income of companies carried by the equity method	25	—	25	55	(5)	50
Income for the period	867	(19)	848	1,792	(69)	1,723
ATTRIBUTABLE TO:
Minority interests	49	—	49	86	—	86

EQUITY HOLDERS OF THE PARENT	818	(19)	799	1,706	(69)	1,637

	3Q 2007			JANUARY-SEPTEMBER 2007
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,420	(121)	1,299	4,267	(143)	4,124
Exploration & Production	791	51	842	2,073	51	2,124
Refining & Marketing	364	25	389	1,669	21	1,690
Chemicals	44	—	44	214	—	214
Natural gas & Power	123	—	123	391	(24)	367
Corporate & others	98	(197)	(99)	(80)	(191)	(271)
Financial expenses	(72)	—	(72)	(117)	(65)	(182)
Income of discontinued operations before tax	—	—	—	—	—	—
Income before income tax and income of associates	1,348	(121)	1,227	4,150	(208)	3,942
Income tax	(580)	49	(531)	(1,645)	72	(1,573)
Share in income of companies carried by the equity method	21	—	21	76	(5)	71
Income for the period	789	(72)	717	2,581	(141)	2,440
ATTRIBUTABLE TO:
Minority interests	47	—	47	133	—	133

EQUITY HOLDERS OF THE PARENT	742	(72)	670	2,448	(141)	2,307

BREAKDOWN OF REPSOL YPF REVENUES FROM CONTINUOUS

OPERATIONS BEFORE FINANCIAL EXPENSES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-SEPTEMBER
	3Q06	2Q07	3Q07	2006	2007
Exploration & Production	2,867	2,368	2,099	7,976	6,852
Spain	49	21	75	153	122
ABB	1,673	1,322	1,071	4,480	3,721
Rest of World	1,145	1,025	953	3,343	3,009
Refining & Marketing	11,696	10,831	12,010	34,771	33,046
Spain	8,291	7,251	8,333	24,621	22,302
ABB	1,922	1,910	1,899	5,776	5,829
Rest of World	1,483	1,670	1,778	4,374	4,915
Chemicals	1,203	1,380	1,360	3,574	3,919
Spain	827	1,019	1,009	2,564	2,894
ABB	218	226	237	645	673
Rest of World	158	135	114	365	352
Natural Gas & Power	716	722	729	2,467	2,301
Corporate & others	(1,534)	(1,698)	(2,024)	(5,360)	(5,403)

TOTAL	14,948	13,603	14,174	43,428	40,715

BREAKDOWN OF REPSOL YPF INCOME FROM CONTINUOUS

OPERATIONS BEFORE FINANCIAL EXPENSES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-SEPTEMBER
	3Q06	2Q07	3Q07	2006	2007
Exploration & Production	962	657	791	2,890	2,073
Spain	10	(10)	—	41	(5)
ABB	394	221	309	1,233	700
Rest of World	558	446	482	1,616	1,378
Refining & Marketing	362	668	364	1,611	1,669
Spain	470	480	295	1,462	1,182
ABB	(112)	97	6	36	265
Rest of World	4	91	63	113	222
Chemicals	85	82	44	208	214
Spain	37	42	28	78	96
ABB	45	25	2	116	76
Rest of World	3	15	14	14	42
Natural Gas & Power	115	119	123	361	391
Corporate & others	248	(86)	98	(4)	(80)

TOTAL	1,772	1,440	1,420	5,066	4,267

BREAKDOWN OF REPSOL YPF EBITDA

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Estándar

	QUARTERLY FIGURES			JANUARY-SEPTEMBER
	3Q06	2Q07	3Q07	2006	2007
Exploration & Production	1,490	1,180	1,376	4,369	3,671
Spain	17	(11)	9	58	20
ABB	787	618	750	2,336	1,932
Rest of World	686	573	617	1,975	1,719
Refining & Marketing	656	838	544	2,164	2,059
Spain	669	578	416	1,814	1,394
ABB	(45)	144	64	172	408
Rest of World	32	116	64	178	257
Chemicals	147	124	99	366	361
Spain	76	67	67	179	194
ABB	61	33	10	148	99
Rest of World	10	24	22	39	68
Natural Gas & Power	132	158	184	441	525
Corporate & others	(1)	(62)	(96)	(205)	(235)

TOTAL	2,424	2,238	2,107	7,135	6,381

BREAKDOWN OF REPSOL YPF INVESTMENTS

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited Figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-SEPTEMBER
	3Q06	2Q07	3Q07	2006	2007
Exploration & Production	2,260	434	702	3,386	2,184
Spain	—	5	(1)	1	5
ABB	282	259	308	784	794
Rest of World	1,978	170	395	2,601	1,385
Refining & Marketing	187	171	202	492	588
Spain	105	114	161	279	391
ABB	65	43	18	167	150
Rest of World	17	14	23	46	47
Chemicals	58	37	44	128	121
Spain	32	25	29	82	80
ABB	9	4	6	19	16
Rest of World	17	8	9	27	25
Natural Gas & Power	71	74	99	236	221
Corporate & others	35	286	220	95	532

TOTAL	2,611	1,002	1,267	4,337	3,646

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	DECEMBER 2006	SEPTEMBER 2007
Goodwill	3,422	3,278
Other intangible assets	1,156	1,033
Property, Plant and Equipment	23,475	23,660
Long term financial assets	1,170	1,526
Other non-current assets	903	979
Deferred tax assets	913	842
Assets held for sale	249	5
Current assets	11,069	13,462
Temporary cash investments and cash on hand and in banks	2,844	2,069

TOTAL ASSETS	45,201	46,854

Total equity
Attributable to equity holders of the parent	17,433	18,664
Minority interests	609	665
Non-current provisions for contingencies and expenses	2,957	2,793
Deferred tax liabilities	2,707	2,513
Subsidies and deferred revenues	224	234
Preferred shares	3,445	3,473
Non-current financial debt	7,038	6,550
Financial lease liabilities	561	539
Other non-current debt	449	581
Current financial debt	1,556	1,182
Other current liabilities	8,222	9,660

TOTAL EQUITY AND LIABILITIES	45,201	46,854

FINANCIAL RATIOS
NET DEBT	4,396	3,936

CAPITAL EMPLOYED	25,883	26,738

ROACE before non-recurrent liabilities	13.8%	12.9%

STATEMENT OF CASH FLOW

JANUARY - SEPTEMBER 2006 and 2007

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	JANUARY-SEPTEMBER
	2006	2007
I. CASH FLOWS FROM OPERATIONS
Income before taxes	4,541	4,093
Adjustments:
Minority interests	211	134
Income from equity-accounted companies	(73)	(76)
Amortizations	2,233	2,314
Net operating provisions	548	142
Income/expenses from disposal of non-trade assets	(55)	(263)
Accrued financial charges	387	117
Other adjustments	(657)	(80)

EBITDA	7,135	6,381
Actual variation in trade working capital	(1,428)	(499)
Dividends received from equity method accounted companies	83	110
Income taxes paid	(1,902)	(1,674)
Provisions used	(309)	(226)

	3,579	4,092

II. CASH FLOWS FROM INVESTMENT ACTIVITIES
Investments in fixed assets and companies:
Intangible assets	(76)	(78)
Property, plant, and equipment	(4,085)	(3,104)
Invesment in consolidated companies	(21)	(22)
Other non-current assets	(155)	(442)

Total Investments	(4,337)	(3,646)
Divestments	240	735

	(4,097)	(2,911)

III. CASH FLOWS FROM FINANCING ACTIVITIES
Net financial debt received (cancelled)	852	(1,097)
Financial charges paid	(355)	(379)
Grants and other non-current cancelled liabilities and other	144	32
Dividends paid	(797)	(921)

	(156)	(2,365)

CASH AND CASH EQUIVALENTS AT THE START OF THE PERIOD	2,648	2,557
Net cash flow (I, II and III)	(674)	(1,184)
Other variations in cash and cash equivalents
Due to the incorporation of companies	2	—
Due to translation differences	(105)	(152)

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	1,871	1,221

TABLES

OPERATING HIGHLIGHTS

3rd QUARTER 2007

OPERATING HIGHLIGHTS E&P

	Unit	2006				2007				% Variation 07 / 06
		1Q	2Q	3Q	ACCUM.	1Q	2Q	3Q	ACCUM.
HYDROCARBON PRODUCTION	K Boed	1,130.2	1,126.0	1,156.1	1,137.5	1,084.5	1,065.5	1,025.7	1,058.3	-7.0
Crude and Liquids production	K Boed	533.7	522.4	529.0	528.3	511.6	489.1	462.1	487.4	-7.7
-ABB	K Boed	369.6	386.2	390.7	382.2	379.7	372.2	345.1	365.5	-4.4
-Rest of the world	K Boed	164.1	136.2	138.3	146.1	131.9	116.9	117.0	121.9	-16.6
Natural Gas production	K Boed	596.5	603.6	627.2	609.2	572.9	576.4	563.5	570.9	-6.3
-ABB	K Boed	406.2	436.2	461.4	434.8	402.6	403.1	386.1	397.2	-8.6
-Rest of the world	K Boed	190.3	167.3	165.8	174.4	170.3	173.3	177.4	173.7	-0.4

OPERATING HIGHLIGHTS CHEMICALS
		2006				2007				% Variation 07 / 06
	Unit	1Q	2Q	3Q	ACCUM.	1Q	2Q	3Q	ACCUM.
SALES OF PETROCHEMICALS PRODUCTS	Kt	1,168	1,167	1,295	3,629	1,147	1,206	1,133	3,486	-4.0
By type of product
-Basic petrochemical	Kt	246	273	259	779	230	257	235	722	-7.3
-Spain	Kt	82	72	69	223	65	68	67	199	-10.9
-ABB	Kt	50	45	41	135	46	53	51	150	10.8
-Rest of the world	Kt	114	157	149	420	119	137	117	373	-11.2
-Derivative petrochemicals	Kt	922	893	1,035	2,850	917	948	898	2,764	-3.0
-Spain	Kt	338	322	303	963	325	322	289	936	-2.8
-ABB	Kt	120	175	306	601	184	261	257	702	16.8
-Rest of the world	Kt	464	396	426	1,286	408	366	352	1,126	-12.5

OPERATING HIGHLIGHTS R&M

	Unit	2006				2007				% Variation 07 / 06
		1Q	2Q	3Q	ACCUM.	1Q	2Q	3Q	ACCUM.
CRUDE PROCESSED	M toe	14.1	14.1	14.2	42.4	14.0	15.0	14.8	43.8	3.3
-Spain	M toe	8.7	8.7	8.8	26.2	8.4	9.0	8.7	26.2	-0.1
-ABB	M toe	4.5	4.4	4.5	13.3	4.6	4.8	4.9	14.4	7.6
-Rest of the world	M toe	0.9	0.9	1.0	2.8	1.0	1.1	1.1	3.2	14.3
SALES OF OIL PRODUCTS	Kt	14,469	14,736	14,576	43,781	14,502	15,701	15,902	46,105	5.3
- Sales in Spain	Kt	8,641	8,602	8,515	25,758	8,315	8,868	8,625	25,808	0.2
- Own network	Kt	5,384	5,163	5,486	16,033	5,276	5,301	5,508	16,085	0.3
- Light products	Kt	4,383	4,232	4,349	12,964	4,356	4,287	4,460	13,103	1.1
- Other Products	Kt	1,001	931	1,137	3,069	920	1,014	1,048	2,982	-2.8
-Other Sales to Domestic Market	Kt	1,862	2,018	1,764	5,644	1,664	1,727	1,706	5,097	-9.7
- Light Products	Kt	1,288	1,476	1,212	3,976	1,159	1,170	1,193	3,522	-11.4
- Other Products	Kt	574	542	552	1,668	505	557	513	1,575	-5.6
-Exports	Kt	1,395	1,421	1,265	4,081	1,375	1,840	1,411	4,626	13.4
- Light Products	Kt	453	631	417	1,501	497	677	406	1,580	5.3
- Other Products	Kt	942	790	848	2,580	878	1,163	1,005	3,046	18.1
- Sales in ABB	Kt	3,845	4,044	3,959	11,848	4,025	4,409	4,801	13,235	11.7
- Own network	Kt	2,449	2,603	2,705	7,757	2,597	2,784	3,329	8,710	12.3
- Light products	Kt	1,977	2,083	2,152	6,212	2,107	2,230	2,412	6,749	8.6
- Other Products	Kt	472	520	553	1,545	490	554	917	1,961	26.9
-Other Sales to Domestic Market	Kt	611	632	675	1,918	622	854	824	2,300	19.9
- Light Products	Kt	448	453	490	1,391	459	644	602	1,705	22.6
- Other Products	Kt	163	179	185	527	163	210	222	595	12.9
-Exports	Kt	785	809	579	2,173	806	771	648	2,225	2.4
- Light Products	Kt	410	458	312	1,180	299	296	340	935	-20.8
- Other Products	Kt	375	351	267	993	507	475	308	1,290	29.9
- Sales in rest of the world	Kt	1,983	2,090	2,102	6,175	2,162	2,424	2,476	7,062	14.4
- Own network	Kt	1,313	1,402	1,337	4,052	1,576	1,709	1,741	5,026	24.0
- Light products	Kt	1,168	1,181	1,192	3,541	1,415	1,488	1,571	4,474	26.3
- Other Products	Kt	145	221	145	511	161	221	170	552	8.0
-Other Sales to Domestic Market	Kt	332	328	347	1,007	329	373	335	1,037	3.0
- Light Products	Kt	252	252	282	786	269	284	272	825	5.0
- Other Products	Kt	80	76	65	221	60	89	63	212	-4.1
-Exports	Kt	338	360	418	1,116	257	342	400	999	-10.5
- Light Products	Kt	102	123	109	334	51	73	91	215	-35.6
- Other Products	Kt	236	237	309	782	206	269	309	784	0.3

Other sales to the domestic market: includes sales to operators and bunker. Exports: expressed from the country of origin.
	Unit	2006				2007				% Variation 07 / 06
		1Q	2Q	3Q	ACCUM.	1Q	2Q	3Q	ACCUM.
LPG
LPG SALES	Kt	1,122	843	805	2,770	1,058	902	831	2,792	0.8
- Sales in Spain	Kt	627	339	269	1,235	570	362	274	1,206	-2.3
- Sales in ABB	Kt	239	238	262	739	212	237	251	701	-5.2
- Sales in rest of Latam	Kt	186	219	229	633	205	241	257	703	11.1
- Sales in rest of the world	Kt	71	47	45	163	70	62	50	181	11.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	November 8, 2007	By:	/s/ Fernando Ramírez
			Name:	Fernando Ramírez
			Title:	Chief Financial Officer